[Letterhead of SandRidge Energy, Inc.]
November 1, 2007
Via Facsimile and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Ms. Donna Levy

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-144004) of SandRidge Energy, Inc. (the “Registrant”)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on November 5, 2007 at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.
     The Registrant hereby acknowledges that the disclosure in the filing is the responsibility of the Registrant. The Registrant further acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call T. Mark Kelly of Vinson & Elkins L.L.P., counsel to the Registrant, at (713) 758-4592 with any questions regarding this matter.

Very truly yours, SANDRIDGE ENERGY, INC.
By:	/s/ V. Bruce Thompson
V. Bruce Thompson
Senior Vice President—Legal, General Counsel and Secretary